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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement
Under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)

MGI PHARMA, INC.
(Name of Subject Company (Issuer))

JAGUAR ACQUISITION CORP.
a wholly owned subsidiary of

EISAI CORPORATION OF NORTH AMERICA
a wholly owned subsidiary of

EISAI CO., LTD.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 per share,
and associated preferred share purchase rights
(Title of Class of Securities)

552880-10-6
(CUSIP Number of Class of Securities)

Douglas Snyder, Esq.
Jaguar Acquisition Corp.
100 Tice Boulevard
Woodcliff Lake, NJ 07677
(201) 746-2305
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
 George J. Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**

$3,331,989,763	$102,292.09

*
Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 81,268,043 outstanding shares of common stock, par value $0.01 per share, including, if any, the associated preferred share purchase rights issued under the Rights Agreement, dated as of July 14, 1998, as amended, between MGI PHARMA, INC. and Wells Fargo Bank, N.A. (formerly Norwest Bank Minnesota, N.A.), as rights agent, at a price of $41.00 per share. The calculation of the filing fee is based on MGI PHARMA, INC.'s representation of its capitalization as of November 30, 2007. The filing fee, calculated in accordance with Exchange Act Rule 0-11(d), was calculated by multiplying the transaction value by 0.0000307.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$102,292.09	Filing Party:	Jaguar Acquisition Corp., Eisai Corporation of North America and Eisai Co., Ltd.
Form or Registration No.:	Schedule TO	Date Filed:	December 21, 2007
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

        This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission (the "SEC") on December 21, 2007, by Jaguar Acquisition Corp., a Minnesota corporation ("Purchaser") and a wholly owned subsidiary of Eisai Corporation of North America, a Delaware corporation ("Eisai US"), which is a wholly owned subsidiary of Eisai Co., Ltd., a corporation organized under the laws of Japan ("Parent"). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share, of MGI PHARMA, INC., a Minnesota Corporation (the "Company"), including the associated preferred share purchase rights (the "Rights") issued under the Rights Agreement, dated July 14, 1998, as amended, between the Company and Wells Fargo Bank, N.A. (formerly Norwest Bank Minnesota, N.A.), as rights agent, (such Rights, together with the shares of the Company's common stock, the "Shares"), at a price of $41.00 per Share in cash, net to the seller, without interest and subject to applicable withholding of taxes (the "Offer Price"), upon the terms and subject to the conditions set forth in the offer to purchase, dated December 21, 2007 (the "Offer to Purchase"), and in the related letter of transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of Purchaser, Eisai US and Parent.

        The information set forth in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11.    Additional Information.

        Item 11 of the Schedule TO is hereby amended and supplemented by deleting the first paragraph of Section 15—"Certain Legal Matters—Antitrust Compliance" of the Offer to Purchase and adding the following:

        "Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares by us pursuant to the offer is subject to these requirements. We have conditioned our obligation to purchase Shares on these events occurring. We filed a Notification and Report Form (the "Form") with respect to the purchase of Shares pursuant to the offer and the merger with the Antitrust Division and the FTC on December 19, 2007. We voluntarily withdrew our filing of the Form on January 2, 2008 and re-filed such Form with the Antitrust Division and the FTC on January 3, 2008. As a result, the waiting period under the HSR Act with respect to the acquisition of Shares in the offer will expire at 11:59 p.m., New York City time, on Friday, January 18, 2008 unless early termination of the waiting period is granted or we receive a request for additional information or documentary material. We have requested early termination of the waiting period applicable to the offer and the merger, but there can be no assurances that we will be granted early termination. Should a request for additional information be issued, complying with such a request can take a significant amount of time. In addition, while there are statutory limitations on the period of time that the Antitrust Division and the FTC may delay an acquisition (10 calendar days after substantial compliance with the additional information request), as a practical matter if substantive antitrust issues are raised, the parties often agree to delay completion of the transaction while discussion of the substantive issues are ongoing. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the offer, neither the Company's failure to make such filings nor the Company's failure to respond to a request from the Antitrust Division or the FTC for additional information or documentary material will extend the waiting period."

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        Item 11 of the Schedule TO is hereby amended and supplemented by adding the following two paragraphs as the last two paragraphs of Section 15—"Certain Legal Matters—Legal Proceedings" of the Offer to Purchase.

        "On December 28, 2007, a second putative shareholder class action lawsuit was filed by a single plaintiff against the Company, members of the Company's board of directors and Parent in the District Court of Hennepin County, Minnesota. The action, styled Judith Dreyer v. MGI Pharma, INC., et al., alleges, among other things, that members of the Company's board of directors violated their fiduciary duties of due care, loyalty, candor, good faith, independence and fair dealing and allegedly failed to maximize value for the Company's shareholders by entering into the Merger Agreement. The action also alleges that Parent aided and abetted the members of the Company's board of directors in breaching their fiduciary duties. The sole plaintiff seeks to enjoin the acquisition of the Company by Purchaser and Parent.

        The Company and Parent believe the allegations of this plaintiff's complaint are entirely without merit and defendants intend to vigorously defend this action. Even a meritless lawsuit, however, may carry with it the potential to delay consummation of the transactions contemplated by the Merger Agreement, including the offer and the merger."

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SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EISAI CO., LTD
By:	/s/ Makoto Shiina Name: Makoto Shiina Title: Executive Vice-President, Corporate Strategy

Dated: January 3, 2008

EISAI CORPORATION OF NORTH AMERICA
By:	/s/ Douglas Snyder Name: Douglas Snyder Title: General Counsel

Dated: January 3, 2008

JAGUAR ACQUISITION CORP.
By:	/s/ Douglas Snyder Name: Douglas Snyder Title: Secretary

Dated: January 3, 2008

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SIGNATURES